# AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

[redacted]

04035739

1 July 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 30 June 2004, Re: Proposed Parkson Disposal for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 7/26

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

# General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 30/06/2004 05:26:21 PM
Reference No AA-040630-3C842

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **AMSTEEL CORPORATION BERHAD** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **WONG PHOOI LIN** |
| * Designation | : | **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**PROPOSED PARKSON DISPOSAL**

* **Contents :-**

We refer to the announcements made on 9 September 2003, 7 October 2003, 23 October 2003, 5 February 2004, 4 March 2004, 9 March 2004, 19 March 2004, 25 March 2004, 26 March 2004, 15 April 2004 and 1 June 2004 by Amsteel Corporation Berhad and its adviser, Public Merchant Bank Berhad.

The Company wishes to announce that pursuant to the Parkson Supplemental Agreement dated 25 March 2004, Amsteel (as nominee for the Amsteel Group Vendors and Lion Asia Investment Pte Ltd) had on 30 June 2004 received a cash payment of RM1.496 million from Lion Diversified Holdings Berhad, as full and final settlement of the net inter-company balance due to and owed by the Parkson Retail Group to the relevant vendors and their related companies for the period from 1 March 2004 to the Completion Date, being 1 June 2004.

Unless otherwise stated, defined terms used in this announcement shall carry the same meanings as defined in the previous announcements.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

30 JUN 2004